DIRECTION FINANCIERE
DF/FT/Dpt. Financement et Bourse
Exhibit 99.11
The New York Stock Exchange, Inc.
 Dennis Dunn Esq.
20 Broad Street
New York, NY 1005
USA
Transmitted by facsimile to : 212 656 5893
Number of pages : 1
Paris, 14th of April 2006
Re : Notice of Repurchase of Ordinary Shares of Total
Dear Sirs,
Please, be advised that in connection with Total’s share repurchase program, TOTAL S.A. reacquired 5,500,000 of its ordinary shares, nominal value 10 euros per share, during the three-month period ending March 31, 2006, through trades executed at the Paris Stock Exchange. Before these operations, TOTAL S.A. held 8,663,583 shares in its treasury. In addition, on March 31, 2006, 25,082,817 shares were held by various subsidiaries. As a result, Total held an aggregate of 39,246,400 of its ordinary shares at this date.
Very truly yours,
C. PARIS de BOLLARDIERE Treasurer